

April 16, 2015

Via E-mail
Wanda Witoslawski
Chief Financial Officer
Las Vegas Railway Express, Inc.
6650 Via Austi Parkway
Suite 140
Las Vegas, NV 89119

> **Re: Las Vegas Railway Express, Inc.**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended**
> **March 31, 2014**
> **Filed January 22, 2015**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2014**
> **Filed February 17, 2015**
> **File No. 000-54648**

Dear Ms. Witoslawski:

We have reviewed your response letter dated January 20, 2015 and the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   The first bullet of prior comment 1 requested that you file the reseller agreement with Vacation.com, as announced in your press release dated June 10, 2014. In response, we note that you filed the company's membership application form with Vacation.com, which references your agreement to the "membership terms and conditions". Refer to Exhibit 10.16 to Amendment No. 2 to your Form 10-K for March 31, 2014, filed January 22, 2015. Please amend to file the reseller agreement in its entirety, including, without limitation, the "terms and conditions" referenced by the membership application form.

2.	In response to the third bullet of prior comment 1, we note that you filed the Service Agreement with Santa Fe Southern Railway, dated May 15, 2014, as Exhibit 10.18 to Amendment No. 2 to your Form 10-K for March 31, 2014, filed January 22, 2015. However, we note that Exhibits A-1, A-2 and A-3 have been omitted from Exhibit 10.18. Please amend to file the Service Agreement in its entirety.

3.	We note that you have omitted certain schedules, exhibits and/or attachments from some of the exhibits to your Form 10-Q for the period ended December 31, 2014. As examples only, we note that you have omitted:
	• Exhibits A, B and C to the Purchase Agreement between the Company and Cowen Overseas Investment LP, dated November 22, 2013, filed as Exhibit 10.2;
	• Exhibit A to the Note Exchange Agreement by and between the Company and Cowen Overseas Investment LP, dated April 11, 2014, filed as Exhibit 10.3;
	• Attachment 1 and Exhibits A, B and C to the secured convertible promissory note with Typenex Co-Investment, LLC, dated May 12, 2014, filed as Exhibit 10.13; and
	• Exhibits A and B to the Security purchase agreement with ADAR BAYS, LLC, dated July 24, 2014, filed as Exhibit 10.18.

	Please amend and ensure that all exhibits are filed in their entirety.

4.	We note that in response to the fourth bullet of prior comment 2, you filed the "proposed term sheet" for the convertible note payable with KBM Worldwide, Inc., dated March 25, 2014, as Exhibit 10.5 to your Form 10-Q for the period ended December 31, 2014, rather than such convertible note. Therefore, we reissue the fourth bullet of prior comment 2.

5.	We note that in response to the seventh bullet of prior comment 2, you filed the term sheet for the convertible note payable with Redwood Management, LLC, dated April 30, 2014, as Exhibit 10.12 to your Form 10-Q for the period ended December 31, 2014, rather than such convertible note. Therefore, we reissue the seventh bullet of prior comment 2.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Michael A. Barron